

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2019

Calvin Choi
Chief Executive Officer
AMTD International Inc.
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

     Re: AMTD International Inc.
         Draft Registration Statement on Form F-1/A
         Submitted on May 28, 2019
         CIK No. 0001769731

Dear Mr. Choi:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 28, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Revenue, page 70

1.   We note the additional disclosures on page 71 in response to our comment 17. We also note that the weighted average asset management fee rate decreased from 0.55% in 2017 to 0.45% in 2018 to 0.16% in the three months ended March 31, 2019. Please revise to discuss the significant change in your weighted average fee rate for the periods presented.

Consolidated Statements of Financial Position, page F-4

2.   Please revise your next amendment to provide consistent presentation in the assets and liabilities sections of the Consolidated Statements of Financial Position for current and non-current assets and liabilities. You list non-current assets first in the assets section and non-current liabilities second in the liabilities section.

Notes to Consolidated Financial Statements
Note 2.3. Summary of Significant Accounting Policies
Revenue Recognition, page F-21

3.   We note your response to our comment 22. Please revise your next amendment to disclose information about the methods, inputs and assumptions used in allocating the transaction price, including estimating stand-alone selling prices of promised goods or services in accordance with paragraph 126(c) of IFRS 15.

Note 4. Operating Segment Information, page F-24

4.   We note your response and related revisions to our comment 24. Please revise your next amendment to include the required disclosures, including revenues from customers in different geographical areas for each reporting segment, in accordance with paragraph 33 of IFRS 8. Refer to paragraphs 31, 33 and BC 52 of IFRS 8.

Note 23. Related Party Transactions, page F-43

5.   Please revise your next amendment to disclose required information regarding your due to fellow subsidiaries and due to immediate holding company balances for the periods presented in accordance with ASC 850-10-50. Make a corresponding change to the related party transaction note to the interim financial statements.

Note 26. Financial Risk Management Objectives and Policies, page F-50

6.   We note your response and related revisions to the second bullet point in our comment 28. Please revise your next amendment to address all the required disclosures in Item 11 of Form 20-F related to equity price risk in the Quantitative and Qualitative Disclosures about Market Risk section for your strategic investments.

You may contact Stephen Kim at 202-551-3291 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services